Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 3, 2023

Registration Statement No. 333-263730

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB- / BBB-

Note type:	Senior Unsecured Notes

Pricing date:	January 3, 2023

Settlement date**:	January 9, 2023 (T+4)

Gross Proceeds (before underwriting discounts and offering expenses):	$1,730,387,500

	$900,000,000 6.125% Senior Notes Due 2033	$850,000,000 6.500% Senior Notes Due 2053

Principal amount:	$900,000,000	$850,000,000

Maturity date:	March 15, 2033	February 15, 2053

Benchmark Treasury:	4.125% due November 15, 2032	3.000% due August 15, 2052

Benchmark Treasury Yield:	3.791%	3.916%

Spread to Benchmark:	+ 235 bps	+ 275 bps

Yield to Maturity:	6.141%	6.666%

Coupon:	6.125%	6.500%

Public offering price:	99.858% of the principal amount	97.843% of the principal amount

Make-Whole Call:	T + 40 bps	T + 45 bps

Call at Par:	On or after December 15, 2032	On or after August 15, 2052

Interest payment dates:	March 15 and September 15, beginning September 15, 2023	February 15 and August 15, beginning August 15, 2023

CUSIP / ISIN:	87612G AC5 / US87612GAC50	87612G AD3 / US87612GAD34

Joint book-running managers:

Truist Securities, Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

BofA Securities, Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

Wells Fargo Securities, LLC

Co-managers:	CIBC World Markets Corp. Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about January 9, 2023, which is the fourth business day following the date of pricing of the notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Truist Securities, Inc. at (800) 685-4786 or TSIdocs@Truist.com, MUFG Securities Americas Inc. at (646) 434-3455, RBC Capital Markets, LLC at (866) 375-6829 or TD Securities (USA) LLC at (855) 495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.